Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31

	2005	2004
	(In Millions)
Earnings:

Loss before income taxes	$(1,012)	$(449)
Fixed charges, from below	188	165
Interest capitalized	(5)	-

Loss	$ (829)	$ (284)

Fixed charges:

Interest expense	$ 112	$ 123
Portion of rental expense representative
of the interest factor	76	42

Fixed charges	$ 188	$ 165

Ratio of earnings to fixed charges	(a)	(a)

___________

(a) Earnings were inadequate to cover fixed charges by $1.0 billion in 2005 and $449 million in 2004.